Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

September 5, 2008

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Attention:	Mr. H. Roger Schwall, Assistant Director
Mr. Chris White, Branch Chief
Mr. Gary Newberry

Re:	Chesapeake Energy Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 12, 2008
Response Letter Dated July 30, 2008
File No. 1-13726

Ladies and Gentlemen:

This letter sets forth the response of Chesapeake Energy Corporation to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission received by letter dated August 19, 2008. We have repeated below the Staff’s comments and followed each comment with the company’s response.

Form 10-K for the period ended December 31, 2007

Definitive Proxy Statement filed April 29, 2008

Transactions with Related Persons, page 53

Founder Well Participation Program, page 53

1.	We note your response to prior comment 4. It is unclear why you believe that “it would be inappropriate to disclose the revenues generated from Mr. McClendon’s FWPP working interest.” We note that Items 404(a)(3) and (a)(4) of Regulation S-K require the disclosure of the approximate dollar value of the amount involved in a related transaction and the approximate dollar value of the amount of the related person’s interest in the transaction. Therefore, consistent with Item 404, it would appear that you are required to disclose the amount of revenues generated by Mr. McClendon from his FWPP working interest during the last fiscal year. We therefore reissue the comment.

Securities and Exchange Commission

September 5, 2008

Response:

Pursuant to your request, in future annual meeting proxy statement filings, the company will disclose the amounts of oil and natural gas production revenues it distributed to Mr. McClendon during the prior fiscal year with respect to Mr. McClendon’s FWPP interests (including interests from participation programs that were predecessors to the FWPP).

Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call Mike Johnson at (405) 879-9229 or me at (405) 879-9232, or you may contact our outside counsel Connie Stamets at (214) 758-1622 at Bracewell & Giuliani LLP.

Very truly yours,

/s/ Marcus C. Rowland Marcus C. Rowland
Executive Vice President and Chief Financial Officer